Exhibit 12

METALDYNE CORPORATION
Computation of Ratio of Earnings to Combined Fixed Charges and
Preferred Stock Dividends
(Dollars In thousands)

	9 Months Ended September 28		Year Ended December 29,		For the Years Ended December 31
	2003		2002		2001		11/28 – 12/31 2000		1/1 – 11/27 2000	1999	1998
EARNINGS (LOSS) BEFORE INCOME TAXES AND FIXED CHARGES:
Income (loss) from continuing operations before income taxes and cumulative effect of accounting change, net	$(26,080)		$(63,890)		$(47,930)		$(42,600)		$156,670	$139,470	$144,520
(Deduct) add equity in undistributed earnings (loss) of less-than-fifty percent owned companies	1,580		1,410		(8,930)		1,000		(14,210)	(9,800)	(8,530)
Add interest on indebtedness, net	53,810		91,060		148,560		14,470		78,880	83,470	83,620
Add amortization of debt expense	1,540		4,770		11,620		550		4,490	2,740	3,250
Estimated interest factor for rentals	9,590		12,460		9,730		310		2,970	3,710	3,620
Earnings before income taxes and fixed charges	$40,440		$45,810		$113,050		$(26,270)		$228,800	$219,590	$226,480
FIXED CHARGES:
Interest on indebtedness, net	$53,810		$91,060		$148,560		$14,460		$78,640	$83,760	$84,080
Amortization of debt expense	1,540		4,770		11,620		550		4,490	2,740	3,250
Estimated interest factor for rentals (d)	9,590		12,460		9,730		310		2,970	3,710	3,620
Total fixed charges	64,940		108,290		169,910		15,320		86,100	90,210	90,950
Preferred stock dividends (a)	9,660		12,970		9,750		650		—	—	—
Combined fixed charges and preferred stock dividends	$74,600		$121,260		$179,660		$15,970		$86,100	$90,210	$90,950
Ratio of earnings to fixed charges	—	(b)	—	(b)	—	(b)	—	(b)	2.7	2.4	2.5
Ratio of earnings to combined fixed charges and preferred stock dividends	—	(c)	—	(c)	—	(c)	—	(c)	2.7	2.4	2.5

(a)	Based on the Company's effective tax rate, represents the amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company and its 50% owned companies.
(b)	Results of operations for the nine months ended September 28, 2003, years ended December 29, 2002 and December 31, 2001 and the 34 days ended December 31, 2000 are inadequate to cover fixed charges by $24,500, $62,480, $56,860 and $41,590, respectively.
(c)	Results of operations for the nine months ended September 28, 2003, years ended December 29, 2002 and December 31, 2001 and the 34 days ended December 31, 2000 are inadequate to cover fixed charges and preferred stock dividends by $34,160, $75,450, $66,610 and $42,240, respectively.
(d)	Deemed to represent one-third of rental expense on operating leases.